NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-6243

EXHIBIT ITEM No. 77I(b):


Two series of the registrant began offering an additional class of shares on January 1, 1997: Franklin Small Cap Growth Fund - Advisor Class and
Franklin Natural Resources Fund - Advisor Class. Class I, Class II and Advisor Class shares differ as to sales charges, expenses and services. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole.


wpdoc2\nsar\1997\fss-77i.doc                                   5/14/97